Cobra Oil & Gas Company
2100 West Loop South, Suite 900
Houston, TX  77027

September 29, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Washington, DC 20549-7010

Attn:  Parker Morrill

Re:	Cobra Oil & Gas Company
Preliminary Information Statement or Schedule 14C
Filed September 11, 2009
File No. 000-52788

Gentlemen:

Cobra Oil & Gas Company (the “Company”) is in receipt of your September 25, 2009 letter (the “Letter”) to Massimiliano Pozzoni containing comments to the captioned filing.  The Company has amended the captioned filing under cover of its Definitive Information Statement on Schedule 14C to address such comments.  Set forth below are your comments, indicated in bold, together with responses thereto by the Company.

Preliminary Information Statement on Schedule 14C

Amendment of Articles of Incorporation, page 3

1.
Please revise your filings to state whether you have any current plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of common stock.  If you have any such plans, proposals or arrangements, please describe them and disclose your anticipated use of the proceeds from the issuance of the additional shares.

The Definitive Information Statement has been revised to indicate that the Company has no current plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of common stock.

In responding to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Cobra Oil & Gas Company

By:	/s/ Massimiliano Pozzoni
Name:	Massimiliano Pozzoni
Title:	President